Bank of America Corporation	             Filed Pursuant to Rule	424 (b)(2)
	                                               Registration No. 333-51367

Pricing Supplement No. 267
(To Prospectus dated May 21, 1998
 and Prospectus Supplement dated November 16, 1998)



Senior Medium-Term Notes, Series H
Due Nine Months or More From Date of Issue

                   BANK OF AMERICA CORPORATION
       0.25% SERIES H SENIOR BASKET-INDEXED NOTES DUE 2007
   (CALLABLE EXCHANGEABLE NOTES LINKED TO THE PERFORMANCE OF A
  BASKET CONTAINING COMMON SHARES OF 10 HIGH TECHNOLOGY COMPANIES)

Principal Amount:                         $	22,390,909
Issue Price:                     110%     $	24,630,000
Commission or Discount:            0%     $          0
Proceeds to Corporation:         110%     $	24,630,000

Securities Offered:	  Bank of America Corporation 0.25% Series H
                      Senior Basket-Indexed Notes Due 2007 (the
                      "Notes").  The Notes are a series of Debt
                      Securities issued under the terms of the Senior Indenture described in the Prospectus and are Senior Debt Securities of Bank of America Corporation (the "Corporation").

Agent:	Banc of America Securities LLC ("BAS")

Cusip #:       06050MAW7

Form:          Book-entry only.

Pricing Date:  November 3, 2000

Settlement Date: November 10, 2000

Original Issue Date: November 10, 2000

Stated Maturity Date: The Notes will mature on November 10, 2007, unless we have exercised the Call Feature or you have exercised the Exchange Right.

Termination Date:	The date on which the Termination Principal
                  Repayment occurs, which may be on the Stated
                  Maturity Date or on an earlier date if we have exercised the Call Feature or you have exercised the Exchange Right, and subject to adjustment for the occurrence of certain Non-Trading Days. See "Description of the Notes
                  -- Market Disruption."

Face Amount:	$1,000

Offering Price:	$1,100

Minimum Subscription:	$100,000 and integral multiples of $1,000 in
                      excess thereof.

Interest Payments:	   The Notes will bear interest from November 10, 2000,
                      at the rate of 0.25% of the Face Amount per annum in arrears until the Termination Date, unless you have exercised your Exchange Right, in which case interest will accrue only until the last Interest
                      Payment Date that is on or before the
                      Termination Date that results from your
                      exercise of the Exchange Right. Interest will be payable semi-annually on each May 10th and November 10th, commencing May
                      10, 2001 (each an "Interest Payment Date").
                      Interest will be computed on the basis of the actual number of days elapsed over a 360-day year of twelve 30-day months. Each payment of interest on an Interest Payment Date will include interest accrued through, but not including, such Interest Payment Date. If we have called the Notes and you do not exercise your Exchange Right, then on the Termination
                      Date you will receive interest accrued from, and including, the most recent Interest
                      Payment Date through, but not including, the Termination Date. See "Description of the
                      Notes-- Interest Payments."

Termination Principal
Repayment:	If the Termination Date is prior to the
                      Stated Maturity Date, then on the Termination Date you will receive the Face Amount of the Note, unless you have exercised your Exchange Right. If you have exercised your Exchange Right, then you will receive cash equal to the Exchange Value. If the Notes are neither called by us nor exchanged by you, then on the Stated Maturity Date you will automatically receive cash equal to the greater of (1) the Face Amount or (2) the Exchange Value. See "Description of the Notes--Termination Principal Repayment."

Exchange Value:	For each Face Amount of $1,000, the Exchange
                      Value will equal 9.0909 Basket Units
                      multiplied by the Termination Date Value of 1
                      Basket Unit.

Underlying Security:	The Basket Unit.

Basket Unit:	A portfolio of the publicly traded common
                     shares of 10 high technology companies (each, a "Basket Company") as listed and share-weighted in Schedule I. The number of common shares of each Basket Company included in the Basket Unit is referred to as the "Basket Composition". The Basket Composition is subject to adjustment as a result of certain dilution events. See "Description of the Notes--Dilution Adjustments; Reorganization
                     Events."

Termination Date Value:	The arithmetic average of the values of
                    the Basket Unit over the 5 Trading Days
                    during the Valuation Period.  For each
                    Trading Date during the Valuation Period, the value of the Basket Unit will equal the sum-product of (1) the Closing Prices of the common shares of each of the Basket Companies multiplied by (2) the number of common shares of each of the Basket Companies contained in the Basket Unit.

Valuation Period:	The 5 Trading Days (each, a "Valuation Date")
                    prior to the Termination Date, except when the Termination Date is the Stated Maturity
                    Date, in which case the Valuation Period will be the 5 Trading Days prior to November 3,
                    2007 (the "Final Valuation Date").  The
                    Valuation Dates are subject to adjustment for the occurrence of certain Non-Trading Days.
                    See "Description of the Notes -- Market
                    Disruption."

Conversion Price:	$110.00

Current Price:	$100.00

Conversion Ratio:	9.0909 Basket Units, equal to the Face Amount
                    of the Note divided by the Conversion Price of $110.00.

Call Feature.
May we redeem the
Notes prior to maturity?	Yes.  On any Business Day on or after
                         November 3, 2002, we may notify you that we intend to redeem the Notes, in whole but not in part, at the Face Amount (plus accrued and unpaid interest, if any), effective on the date that is 15 calendar days after the date of such notice (the "Call Feature").

Exchange Right.
Do you have the right to
require that the Notes be
repaid prior to maturity?	No, but on any Business Day from
                          and including November 3, 2002 to but
                          excluding the date that is 5 Trading Days prior to the Final Valuation Date, you may notify us that you wish to exchange the Notes into cash equal to the Exchange Value, effective on the date that is 6 Trading Days after the date of such notification (the "Exchange Right").

Listing:	Application will be made to list the Notes on
                          the New York Stock Exchange ("NYSE"). No assurance can be given that this application will be accepted. The application will specify the Transfer Restrictions listed below.

Transfer Restrictions:	The Notes may only be transferred in
                       minimum denominations of $100,000 and in increments of $1,000 in excess thereof.

Calculation Agent:	BAS


                               RISK FACTORS

     	As described in more detail below, the trading price of the Notes may vary considerably prior to the Stated Maturity Date due, among other things, to fluctuations in the price of the common shares included in the Basket Unit (the "Basket Shares"), distributions with respect to the Basket Shares, interest rate levels and other events that are difficult to predict and beyond our control. Prospective investors should reach an investment decision only after carefully considering with their advisors the suitability of an investment in the Notes in light of their particular circumstances.

     	Principal Repayment On The Termination Date May Be Limited To Face Amount of the Notes. The Conversion Price of the Basket Unit ($110.00) exceeds the Current Price of the Basket Unit ($100.00) by 10.0%. The Termination Principal Repayment will not be more than the Face Amount of the Note unless the Termination Date Value of the Basket Unit is higher than the Conversion
Price. This will be true even if the value of a Basket Unit is higher than the Conversion Price at some time during the life of the Notes but later falls below the Conversion Price. Because the Offering Price (110% of the Face Amount) is greater than the Face Amount, your total return will be negative to the extent that the Offering Price is greater than the sum of (1) the Termination Principal Repayment and (2) the sum of the Interest Payments. Accordingly, if the Termination Date is the Stated Maturity Date, your total return will be positive only if the Termination Principal Repayment greater than 108.25% of the Face Amount; if the Termination Date is before the Stated Maturity
Date (due to our exercise of the Call Feature or your exercise of the Exchange Right), then depending on when the Termination Date occurs, the Termination Principal Repayment will have to be as much as 109.50% of the Face Amount in order for you to earn a positive return.

     	Your Yield May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity. The Termination Principal Repayment, in addition to the interest payments received on and prior to the Termination Date, may be less than the return you could earn on other investments, such as a standard senior callable debt security issued by us with the same maturity date. Your investment may not reflect the full opportunity cost to you when you consider the effect of factors that affect the time value of money.

     	Factors Affecting The Trading Value of the Notes. The market value of the Notes will be affected by the price of the Basket Shares (and therefore the value of the Basket Unit), the dividend distributions made to holders of Basket Shares during the term of the Notes, the level of interest rates and by a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the Notes given a change in one specific factor, assuming all other conditions remain constant. Nonetheless, it is important for you to understand that the impact of one of the factors specified below, such as an increase in interest rates, may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket Unit.

     		Basket Shares. The market value of the Notes will depend substantially on the price of the Basket Shares. If you choose to sell your Notes when the value of the Basket
Unit is below the Conversion Price, you may receive less than the $1,000 Face Amount per Note. It is impossible to predict whether or to what extent the price of the Basket
Shares will rise or fall.  Trading prices of the Basket
Shares will be influenced by the operational results, creditworthiness and dividend rates of the Basket Companies, and by complex factors that affect the capital markets generally, the markets on which the Basket Shares are traded and the market segments of which the Basket Companies are a part. See "The Basket Companies" and the publicly available documents that are referred to in that section. Such factors include, but are not limited to, market interest and yield rates, and the term to maturity of the Notes.

     		Distributions (Dividends) to Holders of the Basket Shares. An increase in dividend yields (i.e., the amount of dividends per Basket Unit divided by the value of a Basket
Unit), when viewed by itself, may be expected to reduce the trading value of the Notes, and vice versa.

     		Interest Rates. We expect that the trading value of the Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease. If U.S. interest rates decrease, we expect the trading value of the Notes will increase. In addition, interest rates may also affect the economy which, in turn, will impact the price of the Basket Shares.

      		Volatility Of The Basket Unit. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the value of the Basket
Unit increases, we expect that the trading value of the Notes will increase. If the volatility of the value of the Basket Unit decreases, we expect that the trading value of the Notes will decrease.

      		Time Remaining To Maturity. The Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket Unit. This difference will reflect a "time premium" due to the Exchange
Right. As the time remaining to maturity of the Notes decreases, however, we expect that this time premium will decrease.

     		The Corporation's Credit Ratings. Real or anticipated changes in our credit ratings may affect the market value of the Notes. In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes, except that no such generalization can be made with respect to the effect on the trading value of the Notes of a given increase in the value of the Basket Unit.

     	No Stockholder's Rights. You will not be entitled to any rights with respect to any of the Basket Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

     	Potential Conflicts. We have the right to appoint and remove Calculation Agents. We are the issuer of the Notes. Our subsidiary, BAS, has been appointed to act as Calculation Agent for the Notes. Under certain circumstances, BAS's role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. You should be aware that because the Calculation Agent is controlled by us, potential conflicts of interest could arise.

      	Our Hedging Activities. Certain hedging activities by us or one or more of our affiliates may potentially affect the price of the Basket Shares and, accordingly, increase or decrease the value of the Notes. From time to time after the initial offering and prior to the maturity of the Notes, depending on market conditions (including the market price of the Basket Shares), we expect that we or one or more of our affiliates may increase or decrease our initial hedging positions using dynamic hedging techniques and may take long or short positions in any or all of the Basket Shares, in listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, the Basket Shares. In addition, we or one or more of our affiliates may purchase or otherwise acquire a long or short position in the Notes from time to time and may, in our sole discretion, hold or resell such Notes. To the extent that we or one or more of our affiliates have a long hedge position in any or all of the Basket Shares or options contracts in, or other derivative or synthetic instruments related to, any or all of the Basket Shares, we or one or more of our affiliates may liquidate a portion of our positions at or about the time of the Termination Date of the Notes. Depending, among other things, on future market conditions, the aggregate amount and the composition of such positions are likely to vary over time.
Although we have no reason to believe that any such activities will have a material impact on the price of the Basket Shares, there can be no assurance that our activities or those of one or more of our affiliates will not affect such prices.

     	Dilution of Basket Shares; Partial Tender or Exchange Offers. The Basket Composition is subject to adjustment for certain events arising from share splits and combinations, share distributions, extraordinary cash distributions and certain other actions of any of the Basket Companies that modify its capital structure. See "Description of the Notes--Dilution Adjustments; Reorganization Events." The Basket Composition is not adjusted for other events, such as an equity offering by any of the Basket Companies, that may adversely affect the price of such Basket Shares and thereby adversely affect the price of Notes. There can be no assurance that the Basket Companies will not make offerings of Basket Shares in the future or as to the amount of such offerings, if any. Additionally, the Termination Principal Repayment is not adjusted for certain events such as the occurrence of a partial tender or exchange offer for Basket Shares by a Basket Company or any third party, which may affect the market value of the Notes.

     	No Affiliation Between the Corporation and The Basket Companies. We are not affiliated with any of the Basket Companies, and believe that we have no direct knowledge of any event that would have a material adverse effect on any of the Basket Companies or on the price of the Basket Shares. None of the Basket Companies are involved in the offering of Notes, and none of them have any obligations with respect to the Notes, including any obligation to take the needs of you or us into consideration for any reason. None of the Basket Companies will receive any of the proceeds of the offering of the Notes made hereby, and none of them are responsible for or have participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the Termination Principal Repayment. None of the Basket Companies are involved with the administration, marketing or trading of the Notes, and none of them have any obligations with respect to the Termination Principal Repayment to be paid to you.

      	Possible Illiquidity of the Secondary Market. Although application will be made to list the Notes on the New York Stock Exchange, it is not possible to predict how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. Such liquidity may be affected by the requirement that the Notes be traded in lots no smaller than $100,000. Although the Agent intends under ordinary market conditions to indicate prices on the Notes on request, there can be no assurance that such a bid will be made or at what price such a bid would be made. Prices indicated in the future (if any) by BAS or any other dealer will be affected by many factors including, but not limited to, the prices of the Basket Shares, the volatilities of the Basket Shares, the dividend yields of the Basket Shares, the general level of interest rates, the time to maturity and the cost of unwinding any related hedging activity or any funding arrangement.

     	State Law Limits on Interest Paid. New York State laws govern the Senior Indenture under which the Notes are being issued. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested. While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for your benefit and to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

     	Tax Consequences. Investors should consider the tax consequences of investing in the Notes. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the "Service") with respect to the Notes and no assurance can be given that the Service will agree with the conclusions expressed herein. See "Certain United States Federal Income Tax Considerations" in this Pricing Supplement and "United States Taxation" in the Prospectus Supplement


                        THE BASKET COMPANIES

      	According to publicly available documents, each of the Basket Companies is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information may be inspected and copied at certain offices of the SEC at the addresses listed under "Available Information" in the accompanying Prospectus. To the best of our knowledge, based upon currently available public documents, as of the date of this Pricing Supplement, each of the Basket Companies are eligible to use Form S-3 under the Securities Act of 1933, as amended, for securities offerings.

      	This Pricing Supplement relates only to the Notes offered hereby and does not relate to the Basket Companies. All disclosures contained in this Pricing Supplement regarding the Basket Companies are derived from the publicly available documents described in the preceding paragraph. Neither we nor the Agent has participated in the preparation of such documents, verified either the accuracy or the completeness of the information concerning the Basket Companies included therein or made any due diligence inquiry with respect to the Basket Companies in connection with the offering of the Notes. Thus, there can be no assurance that all events occurring prior or subsequent to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Basket Shares have been or will be publicly disclosed and neither we nor the Agent makes any representation as to the accuracy or completeness of such documents. Because the Termination Principal Repayment is related to the trading price of the Basket Shares, such events, if any, would also affect the trading price of the Notes. We do not intend to furnish to you subsequent information with respect to the Basket Companies. Neither we, the Agent, nor any of our respective affiliates makes any representation to you as to the performance of any of the Basket Shares.

     	We or one or more of our affiliates may currently or from time to time engage in business with one or more of the Basket Companies including the extension of loans, the making of equity investments or the provision of advisory services, including merger and acquisition advisory services. In the course of such business, we or our affiliates may acquire non-public information with respect to one or more of the Basket Companies, none of which will be available to you. One or more of our affiliates may publish research reports with respect to one or more of the Basket Companies; and those reports might be expected to have an impact on the trading value of the common shares of those companies.


                      DESCRIPTION OF THE NOTES

General

       	The Notes are medium-term notes to be issued as part of a series of Debt Securities under the Senior Indenture, which is ore fully described in the accompanying Prospectus and Prospectus Supplement. The following description of the terms of the Notes supplements, and to the extent inconsistent with the Prospectus and the Prospectus Supplement replaces, the description of the general terms and provisions of the Notes and Debt Securities under the headings "Description of Notes" in the Prospectus Supplement and "Description of Debt Securities" in the Prospectus. The Notes are "Senior Debt Securities" as defined in the Prospectus. Capitalized terms not otherwise defined below have the meanings as defined in the accompanying Prospectus and Prospectus Supplement.

     	The aggregate Face Amount of Notes to be issued will be $22,390,909. The Corporation in the future may, however, "reopen" the issue of Notes and issue additional Notes at a later time or issue additional Debt Securities or other securities with terms similar to those of the Notes, and such issuances may affect the trading value of the Notes.

      	Notes will be issued in book-entry form only. Except under limited circumstances described in the accompanying Prospectus and Prospectus Supplement, Notes in certificated form will not be issued.

      The Face Amount of each Note will be $1,000. The Notes will mature on November 10, 2007, unless the Corporation has exercised the Call Feature or the holder has exercised the Exchange Right. The Termination Date will be the date on which the Termination Principal Repayment occurs.

Interest Payments

     	The Notes will bear interest from November 10, 2000, at the rate of 0.25% of the Face Amount per annum in arrears until the Termination Date, unless the holder has exercised its Exchange Right, in which case interest will accrue only until the last Interest Payment Date that is on or before the Termination Date that results from the exercise of the Exchange Right. Interest will be payable semi-annually on each May 10th and November 10th, commencing May 10, 2001 (each an "Interest Payment Date").
Interest will be computed on the basis of the actual number of days elapsed over a 360-day year of twelve 30-day months. Each payment of interest on an Interest Payment Date will include interest accrued through but not including such Interest Payment Date. If the Notes are called by the Corporation and the holder does not exercise its Exchange Right, then on the Termination
Date the holder shall receive interest accrued from and including the most recent Interest Payment Date through but not including the Termination Date. The interest payable on each Note on each Interest Payment Date will, subject to certain exceptions provided in the Senior Indenture described in the Prospectus, be paid to the person in whose name such Note is registered on the close of business on the Regular Record Date.

Termination Principal Repayment

     If the Termination Date is prior to the Stated Maturity Date, then on the Termination Date the holder will receive the Face Amount of the Note, unless the holder has exercised the Exchange Right, in which case the holder will receive cash equal to the Exchange Value. If the Notes are neither called by the Corporation nor exchanged by the holder, then on the Stated Maturity Date the holder will automatically receive cash equal to the greater of (1) the Face Amount or (2) the Exchange Value.

     	For each Face Value of $1,000, the Exchange Value shall equal 9.0909 Basket Units multiplied by the Termination Date Value of one Basket Unit. The Termination Date Value will be the arithmetic average of the values of the Basket Unit over the 5 Trading Days during the Valuation Period. For each Trading Date during the Valuation Period, the value of the Basket Unit will equal the sum-product of (1) the Closing Prices of the common shares of each of the Basket Companies multiplied by (2) the number of common shares of each of the Basket Companies that are contained in the Basket Unit. The Valuation Period shall consist of the 5 Trading Days prior to the Termination Date, except when the Termination Date is the Stated Maturity Date, in which case the Valuation Period will be the 5 Trading Days prior to the Final Valuation date. The Valuation Period and the Termination Date are subject to adjustment upon the occurrence of certain Non-Trading Days. See "Description of the Notes--Market Disruption."

Call Feature

     	On any Business Day on or after November 3, 2002, the Corporation may notify the holders of the Notes that it intends to call the Notes, in whole but not in part, at the Face Amount (plus any accrued and unpaid interest) on the date that is 15 calendar days after the date of such announcement.

Exchange Right

      	On any Business Day from and including November 3, 2002 to but excluding the date that is 5 Trading Days prior to the Final Valuation Date, the holders of the Notes may notify the Corporation that they wish to exchange the Notes into cash equal to the Exchange Value effective on the date that is 6 Trading
Days after the date of such notification.

Additional Definitions

     	The "Closing Price" of any security on any date of determination means (a) the closing price or last reported price of such security on the NYSE on such date or (b) if such security is not listed for trading on the NYSE, the last quoted bid price of such security on such other national securities exchange or association that is the primary market for the trading of such security. For the purposes of any calculations that may be required under "Description of the Notes -- Dilution Adjustments; Reorganization Events," the price referred in clause (b) above will be the average of the closing bid price and the closing offer price.

      	A "Trading Day" is defined as a Business Day on which the security the Closing Price of which is being determined (a) is not suspended from trading on any national securities exchange or association at the close of business and (b) has traded at least once on the national securities exchange or association that is the primary market for the trading of such security.

     	"Business Day" with respect to the Notes means any day that is not a Saturday, a Sunday or a day on which the NYSE, the American Stock Exchange, NASDAQ, any other national securities exchange, or banking institutions or trust companies in New York, New York or Charlotte, North Carolina are authorized or obligated by law or executive order to close.

Market Disruption

     	If any Valuation Date is not a Trading Day (a "Non-Trading Day"), then the Valuation Period will be extended to include as many Trading Days as are necessary so that the Valuation Period contains 5 Trading Days. If necessary (in the case where the Termination Date is not the Stated Maturity Date), the
Termination Date will also be extended until the first Business Day following the last day of the extended Valuation Period. If the Termination Date is the Stated Maturity Date and there are not 5 Trading Days during the extended Valuation Period ending on the Business Day immediately preceding the Stated Maturity Date, then the Stated Maturity Date will not be extended and the Calculation Agent will be solely responsible for the determination of the Termination Date Value of the Basket Unit.

Dilution Adjustments; Reorganization Events

     	The Basket Composition is subject to adjustment if one or more of the Basket Companies, with respect to its common shares:

            (1)	distributes additional common shares (as to each
      Basket Company, its "Common Shares"),

            (2)	subdivides or splits the number of outstanding
      Common Shares,

            (3)	consolidates its outstanding Common Shares into a
      smaller number of Common Shares,

            (4)	issues any Common Shares by reclassification of
      its other shares (other than a reclassification upon a Reorganization Event described below),

            (5)	issues rights or warrants to all holders of Common
      Shares entitling them to subscribe for or purchase additional Common Shares at a price per unit less than the market price of the Common Shares (other than rights to purchase Common Shares pursuant to a plan for the reinvestment of distributions or interest) or

            (6)	pays a dividend or makes a distribution to all
      holders of Common Shares or evidences of its indebtedness or other assets (including without limitation, an Extraordinary Cash Dividend (as defined below) or a spin-off, but excluding (A) any dividends or distributions referred to in clause (1) above, (B) any Common Shares issued pursuant to a reclassification referred to in clause (4) above or (C) any cash dividends other than any Extraordinary Cash Dividends (as defined below)) or issues, to all holders of Common Shares, rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause
      (5) above).

      	In the case of the events referred to in clauses (1), (2),
(3) and (4) above, the Basket Composition shall be adjusted so that the holder of a Note will be entitled to receive, upon exercise of the Exchange Right, cash equal to the Exchange Value that is calculated based on the number of Common Shares (or, in the case of a reclassification referred to in clause (4) above, the number of Common Shares issued pursuant thereto) that the holder would have owned or been entitled to receive immediately following such event had the Exchange Right been exercised immediately prior to such event or any record date with respect thereto.

       	In the case of the event referred to in clause (5) above, the Basket Composition shall be adjusted by multiplying the number of Basket Company Common Shares immediately prior to the ex-date of the issuance of the rights or warrants referred to in clause (5) above by the fraction described in the next 2 sentences. The numerator will be the sum of (A) the number of Basket Company Common Shares outstanding on the ex-date of the issuance of such rights or warrants, plus (B) the number of additional Basket Company Common Shares offered for subscription or purchase pursuant to such rights or warrants. The denominator will be the sum of (A) the number of Basket Company Common Shares outstanding on the ex-date of the issuance of such rights or warrants, plus (B) the number of additional Basket Company Common Shares equal in value to the aggregate offering price of the total number of such rights or warrants, based on the market price of the Basket Company Common Shares. This market price will be the Closing Price per share of Basket Company Common Shares on the Trading Day immediately prior to the ex-date of the issuance of such rights or warrants; provided, however, that if none of the 20 calendar days prior to such date are a Trading Day, then such market price shall be determined by the Calculation Agent. To the extent that Common Shares are not delivered after the expiration of such rights or warrants, the Basket Composition shall be readjusted to reflect the number of Common Shares actually delivered.

      In the case of the event referred to in clause (6) above, the Basket Composition will be adjusted by multiplying the number of Basket Company Common Shares (in effect on the ex-date with respect to such dividend or distribution referred to in clause
(6) above) by the fraction described in the next 3 sentences.
The numerator will be the market price of the Basket Company Market Shares on the ex-date for the determination of stockholders entitled to receive the dividend or distribution referred to in clause (6) above. The market price will be the Closing Price per share of Basket Company Common Shares on the Trading Day immediately prior to such ex-date; provided, however, that if none of the 20 calendar days prior to such ex-date are a Trading Day, then such market price will be determined by the Calculation Agent. The denominator will be such market price per share of Basket Company Market Shares less the fair market value (as determined by the Calculation Agent) as of such ex-date of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights or warrants applicable to one share of Basket Company Market Shares.

       An "Extraordinary Cash Dividend" will mean, for any one-year period, all cash distributions on the Basket Company Market
Shares during such period to the extent the distributions exceed, on a per share basis, 10% of the average Closing Prices of the Basket Company Market Shares over such period (less any such distributions for which an adjustment to the number of Basket Company Common Shares in the Basket Unit was previously made).
All adjustments to the Conversion Ratio will be calculated to the nearest 1/10,000th of a Basket Company Common Share (or, if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). In the case of the reclassification of any Basket Company Common Shares into any equity interest of the Basket Company other than the number of Basket Company Common Shares in the Basket Unit, such equity interest shall be deemed Basket Company Common Shares solely to determine the number of Basket Company Common Shares in the Basket Unit. Each such adjustment to the Basket Composition shall be made successively.

       In the event of (A) any consolidation or merger of either a Basket Company or any surviving entity or subsequent surviving entity of such Basket Company (a "Basket Company Successor"), with or into another entity (other than a merger or consolidation in which the Basket Company is the continuing corporation and in which the Basket Company Common Shares outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of the Basket Company or another corporation or limited partnership), (B) any sale, transfer, lease or conveyance to another corporation of the property of the Basket Company or any Basket Company Successor as an entirety or substantially as an entirety, (C) any statutory exchange of securities of the Basket Company or any Basket Company Successor with another corporation or limited partnership (other than in connection with a merger or acquisition) or (D) any liquidation, dissolution or winding up of the Basket Company or any Basket Company Successor (any such event, a "Reorganization Event"), each holder of Notes will receive on the Termination Date, an Exchange Value based upon an adjusted valuation of the Basket Unit. For the purpose of calculating the value of the affected Basket Company Common Shares, such value will be adjusted to reflect: (1) for any cash received in any such Reorganization Event, the amount of cash received per unit of Basket Company Common Shares, (2) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the market value on the Termination Date of such property received per share of Basket Company Common Shares as determined by the Calculation Agent and (3) for any securities received in any such Reorganization Event, an amount equal to the average Closing
Price per share of such securities during the Valuation Period (subject to adjustment as provided under "Description of Notes -- Market Disruption Event") multiplied by the number of such securities received for each share of Basket Company Common Shares. For the purpose of clause (3), Closing Price will be the last quoted bid price for any security that is not traded on the NYSE.

      No adjustments will be made for certain other events, such as an offering of Basket Company Common Shares by a Basket
Company for cash or in connection with acquisitions.

      The Calculation Agent shall, within 10 Business Days following the occurrence of an event that requires an adjustment to the Basket Composition or the occurrence of a Reorganization Event (or, in either case, if the Calculation Agent is not aware of such occurrence, as soon as practicable after becoming so aware), provide written notice to the Trustee and to each holder of the Notes of the occurrence of such event including a statement in reasonable detail describing the method by which the adjustment to the Basket Composition or change in the consideration to be received by holders of the Notes following the Reorganization Event was determined and the revised Basket Composition or consideration, as the case may be.

        Except as otherwise provided herein, the Calculation Agent will be solely responsible for the determination and calculation of (and the determination of any method for calculating) the Basket Composition and any dividends, distributions, numbers of shares, other securities or other property or assets (including cash) in connection with any of the events described in this section ("Dilution Adjustments; Reorganization Events"), and its determinations and calculations will be conclusive.

Events of Default and Acceleration

        In case an Event of Default, as defined in the Senior Indenture, with respect to the Notes will have occurred and is continuing, the holders may direct the Senior Trustee to accelerate the maturity of the Notes. The amount payable to a holder of the Notes upon any acceleration permitted under the Senior Indenture will be equal to: (1) the Face Amount of the Notes (which shall be paid to such holder in cash), unless such holder exercises the Exchange Right, in which case such holder will receive the Exchange Value plus (2) an additional amount, if any, of interest calculated to the date of payment of the Face Amount. See "Description of the Notes--Interest Payments."

Same-Day Settlement and Payment

        The Notes will be delivered in book-entry form only through The Depositary Trust Company against payment by purchasers of the Notes in immediately available funds. We will make payments of interest and the Termination Principal Repayment in immediately available funds so long as the Notes are maintained in book-entry form.


       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


        The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers who are "United States Holders", as defined below, and who hold Notes as capital assets and does not deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, persons holding Notes as a hedge, a position in a "straddle" or as part of a "conversion" transaction for tax purposes, persons who are required to mark-to-market for tax purposes or persons whose functional currency is not the U.S. dollar. The discussion assumes that the Notes constitute true indebtedness for United States federal income tax purposes. If the Notes did not constitute true indebtedness, the tax consequences described below would be materially different. Persons considering the purchase of Notes must consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other jurisdiction.

     As used in this pricing supplement, the term "United States Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) an entity which is a corporation or a partnership for United States federal income tax purposes created or organized in or under the laws of the United States or of any State thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (3) an estate whose income is subject to United States federal income tax regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (5) any other person whose income or gain in respect of the Notes is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be United States Holders.

Interest and Original Issue Discount ("OID")

      Since the amount payable on the Notes will depend upon the Termination Date Value of a Basket Unit, the Notes will likely be treated as "contingent payment debt instruments" for United States federal income tax purposes. As a result, the Notes will generally be subject to the OID provisions of the Code and the Treasury regulations issued thereunder. Pursuant to such Treasury regulations, a United States Holder will be required to report OID or interest income based on a "comparable yield" and a "projected payment schedule", as described below, established by the Company for determining interest accruals and adjustments in respect of a Note. A United States Holder who does not use the "comparable yield" and/or follow the "projected payment schedule" to calculate its OID and interest income on a Note must timely disclose and justify the use of other estimates to the Internal Revenue Service.

     A "comparable yield" with respect to a contingent payment debt instrument generally is the yield at which the issuer could issue a fixed rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument, and also ignoring any premium paid by an initial purchaser of the debt instrument).

     A "projected payment schedule" with respect to a contingent payment debt instrument is generally a series of expected payments the amount and timing of which would produce a yield to maturity on such debt instrument equal to the comparable yield. The "comparable yield" and "the projected payment schedule" may be obtained by contacting Karen A. Gosnell, Senior Vice President, Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-23-01, Charlotte, North Carolina 28255, Telephone: 704-387-3776. Investors should be aware that this information is not calculated or provided for any purposes other than the determination of a United States Holder's interest accruals and adjustments in respect of the Notes. The Corporation makes no representations regarding the actual amounts of payments on the Notes.

      Based on the comparable yield and the issue price of the Notes, a United States Holder of a Note (regardless of accounting method) will be required to accrue as OID the sum of the daily portions of interest on the Note for each day in the taxable year on which the holder holds the Note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note (as set forth below). The daily portions of interest for a Note are determined by allocating to each day in an accrual period the ratable portion of interest on the Note that accrues in the accrual period. The amount of interest on a Note that accrues in an accrual period is the product of the comparable yield on the Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Note at the beginning of the accrual period. The adjusted issue price of a Note at the beginning of the first accrual period will equal its issue price and for any accrual period thereafter will be equal to (1) the sum of the issue price of such Note and any interest previously accrued thereon by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the Note for previous accrual periods. The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (including any premium paid for such Notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, it is likely that a United States holder of a Note will be required to include interest income or OID in excess of actual cash payments received for certain taxable years.

      A United States Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over projected payments) for a Note for a taxable year. A negative adjustment (i.e., the excess of projected payments over actual payments) for a Note for a taxable year (1) will first reduce the amount of interest for the Note that a United States Holder would otherwise be required to include in income in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Note over
(B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the Note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income for the Note or to reduce the amount realized on a sale, exchange or retirement of the Note. Where a United States Holder purchases a Note at a price other than the issue price, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and allocated to the daily portions of interest or projected payments for the Note over its remaining term.

Sale, Exchange or Retirement

      Upon a sale, exchange or retirement of a Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the holder's tax basis in the Note. A United States Holder's tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder for the Note (disregarding any positive or negative adjustments) and decreased by the amount of all prior projected payments in respect of the Note. A United States Holder generally will treat any gain as interest income, and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as capital loss.

Alternative Treatment of the Notes

     The IRS may contend that the Notes should be characterized under a different approach than that described above and should not be treated as contingent payment debt instruments for federal income tax purposes. In such event, the nature, timing and character of any income, gain or loss realized by a United States Holder from an investment in the Notes may be significantly different from that discussed above. For example, the IRS may contend that each Note should be treated as a unit (the "Unit") consisting of (1) a debt instrument (the "Debt Instrument") with a fixed principal amount unconditionally payable at maturity and bearing interest at the stated interest rate on the Notes and (2) cash settlement options (the "Options") pursuant to which the United States Holder has the right to execute each Option and receive an amount of cash equal to the appreciation, if any, between the Conversion Price and the Termination Date Value of the Basket Unit. Under this treatment, a United States Holder of a Note will be required to include in income payments denominated as interest (and not as OID) that are made with respect to a Note in accordance with such United States Holder's regular method of tax accounting. Furthermore, a United States Holder of a Note will be required to allocate the purchase price paid by such holder to acquire the Note between the two components of the Unit, the Debt Instrument and the Options, based on their relative fair market values (as determined on the purchase date). The portion of the total purchase price allocated by the United States Holder to each component of the Unit will generally constitute such holder's initial tax basis for each component of the Unit. Accordingly, if the Face Amount of the Notes exceeds the portion of the purchase price allocated to the Debt Instrument, the United States Holder will be deemed to have acquired the Debt Instrument with OID (to the extent of such excess) and generally will be required to include such OID in income on a daily basis as it accrues. Alternatively, if the Face Amount of the Notes is less than the portion of the purchase price allocated to the Debt Instrument, the United States Holders will be deemed to have acquired the Debt Instrument with premium (to the extent of such deficit) and generally may elect to amortize such premium using a constant yield method over the term of the Notes. In addition, upon the sale or other disposition of the Notes prior to maturity, a United States Holder generally will be required to allocate the total amount realized by such holder (other than amounts representing accrued and unpaid interest) between the two components of the Unit, the Debt Instrument and the Options, based on their relative fair market values (as determined on the date of sale or other disposition). Thus, upon a sale or other disposition of a Note, a United States Holder will generally be required to recognize taxable gain or loss with respect to each such component in an amount equal to the difference, if any, between the portion of the total amount realized allocated to each such component and the United States Holder's adjusted tax basis in each such component. Any such gain or loss will generally be treated as long-term capital gain or loss if the United States Holder has held the Note for more than one year at the time of the sale or other disposition.

      Upon exercise of the holder's Exchange Right, a United States Holder will be treated as having sold the Debt Instrument and the Option in separate transactions. The amount realized on the sale of the Debt Instrument will be equal to the principal amount of the Note. The amount realized on the sale of each Option will be equal to the appreciation, if any, between the Conversion Price and the Termination Date Value of the Basket Unit. Thus, a United States Holder will be required to recognize taxable gain or loss with respect to each sale in an amount equal to the difference, if any, between the amount realized with respect to each such sale and the United States Holder's adjusted tax basis in the respective components. Any such gain or loss will generally be treated as long-term capital gain or loss if the United States Holder has held the Note for more than one year at the time of the sale or other disposition. Alternatively, if a United States Holder allows the Options to lapse unexercised (e.g., the Corporation exercises the Call Feature and the United States Holder does not exercise its Exchange Right), the United States Holder generally will have a capital loss equal to such holder's tax basis in the Options.

     On the Stated Maturity Date, a United States Holder will be required to recognize gain or loss with respect to the Debt Instrument in an amount equal to the difference, if any, between the Face Amount of the Note and the holder's adjusted tax basis in the Debt Instrument. In addition, if on the Stated Maturity Date a United States Holder receives the Exchange Value, the holder will be required to recognize gain in an amount equal to the difference between (1) the amount received in respect of the Options (i.e., the excess of the Exchange Value over the Face Amount of the Note) and (2) such holder's tax basis in the Options. Any such gain or loss will be long-term capital gain or loss if the United States Holder has held the Note for more than one year. Alternatively, if a United States Holder only receives the Face Amount of the Note, the holder generally will have a capital loss equal to such holder's tax basis in the Options.

Backup Withholding and Information Reporting

     The Company will report to its United States Holders and to the Internal Revenue Service (the "Service") the amount of "reportable payments" (which includes the amount of interest paid and OID which accrues during each calendar year) and the amount of tax withheld, if any, with respect to the Notes. Under the backup withholding rules, a United States Holder may be subject to backup withholding at the rate of 31% for interest on, or proceeds from the sale, exchange, or retirement of, a Note unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A United States Holder that does not provide the Company with its correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the United States Holder's income tax liability and may entitle the Holder to a refund, provided the required information is provided to the Service.

     Treasury regulations (the "Final Withholding
Regulations"), which are generally effective for payments made after December 31, 2000, consolidate and modify the current certification requirements and means by which a holder generally may claim exemption from the United States federal income tax withholding and provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All United States Holders should consult their tax advisors regarding the application of the Final Withholding Regulations.


                                                    Schedule I

  Bank of America Corporation 0.25% Series H Senior Basket-Indexed
                     Notes Due 2007 Basket Composition

     Basket           Ticker    %       Value on      Pricing Date     Number
    Company           Symbol  Weight  Pricing Date   Price Setting   of Shares*

Intel Corporation      INTC     13%      13.00          46.1875        0.2815
Siebel Systems, Inc.   SEBL     13%      13.00         113.0000        0.1150
i2 Technologies, Inc.  ITWO     10%      10.00         169.9276        0.0588
Network Appliance, Inc.NTAP     13%      13.00         107.8125        0.1206
Applied Micro Circuits
 Corporation           AMCC     10%      10.00          72.0000        0.1389
SDL, Inc.              SDLI     10%      10.00         259.9375        0.0385
Echelon Corporation    ELON     10%      10.00          32.5136        0.3076
Veritas Software
 Corporation           VRTS     11%      11.00         151.7109        0.0725
Manugistics Group,
Inc.                   MANU      5%       5.00         123.5000        0.0405
Polycom, Inc.          PLCM      5%       5.00          64.8750        0.0771

Total                          100%     100.00



*	Calculated in each case by dividing the Value on the Pricing
Date by the Pricing Date Price Setting.